CUSIP No. G21107 100	13D/A	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

CHINA CORD BLOOD CORPORATION

(Name of Issuer)

ORDINARY SHARES, $.0001 par value per share

(Title of Class of Securities)

G21107 100

(CUSIP Number)

Yuen Kam
48th Floor, Bank of China Tower,
1 Garden Road, Central,
Hong Kong S.A.R.
(852) 3605-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

July 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. G21107 100	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,681,266
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,681,266
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,681,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,003,248 ordinary shares outstanding as of March 31, 2013.

CUSIP No. G21107 100	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,299,307
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 48,299,307
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,299,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.3%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,003,248 ordinary shares outstanding as of March 31, 2013. Assumes conversion of all 7% senior unsecured convertible notes due 2017 held by the Reporting Person.

CUSIP No. G21107 100	13D/A	Page 4 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 6 (“Amendment”) relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares”), of China Cord Blood Corporation, an exempted company incorporated under the law of the Cayman Islands with limited liability (the “Issuer” or “CCBC”). This Amendment is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited, a British Virgin Islands company (“GM Stem Cells”), and Golden Meditech Holdings Limited, a Cayman Islands company (“Golden Meditech” and, collectively with GM Stem Cells, the “Reporting Persons”).

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on July 9, 2009 and as amended by Amendment No. 1 thereto filed on June 23, 2011, Amendment No. 2 thereto filed on September 30, 2011, Amendment No. 3 thereto filed on April 12, 2012, Amendment No. 4 thereto filed on May 2, 2012 and Amendment No. 5 thereto filed on October 4, 2012 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

Between October 4, 2012 and July 11, 2013, the Reporting Persons acquired an aggregate of 119,750 Ordinary Shares through several open market purchases. Such purchases were funded by internal resources.

Item 5. Interest in Securities of the Company.

(a) Golden Meditech beneficially owns an aggregate of 48,299,307 Ordinary Shares, representing approximately 53.3% of the total issued and outstanding Ordinary Shares based on 73,003,248 Ordinary Shares outstanding as of March 31, 2013 and assuming conversion of all Convertible Notes beneficially owned by such Reporting Person. GM Stem Cells beneficially owns an aggregate of 30,681,266 Ordinary Shares, representing approximately 42.0% of the total issued and outstanding Ordinary Shares based on 73,003,248 Ordinary Shares outstanding as of March 31, 2013. Between October 4, 2012 and July 11, 2013, the Reporting Persons acquired an aggregate of 119,750 Ordinary Shares through several open market purchases.

(b) None of the Reporting Persons share voting or dispositive power over any shares of Common Stock.

(c) The Reporting Persons have not purchased or sold any Ordinary Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons, other than pursuant to an enforcement of rights under the Pledge Agreement to the Pledged Collateral (as such terms are defined in Item 3 of Amendment No. 5 of the Statement).

(e) Not applicable.

CUSIP No. G21107 100	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 2013

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Tile:	Chairman and Chief Executive Officer